UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3.)

Under The Securities Exchange Act of 1934

SEASPAN CORPORATION.

(Name of Issuer)

Class A common shares, $.01 par value per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Deep Water Holdings, LLC

c/o Washington Corporations

101 International Way

P.O. Box 16630

Missoula, Montana 59808

(406) 523-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Chris K. Visser

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104-1158

Phone: 206.370.8343

Fax: 206.370.6199

August 17, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,979,654 shares of Class A Common Shares*
8. Shared Voting Power 0
9. Sole Dispositive Power 6,979,654 shares of Class A Common Shares*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,979,654 shares of Class A Common shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.37%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”), may be deemed to be beneficially owned by the Trust and by Dennis R. Washington, as Trustee of the Trust. Lawrence R. Simkins, the manager of Deep Water, has voting and investment power with respect to the shares of Class A Common Shares held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the shares of Class A Common Shares beneficially owned by Deep Water, the Trust and Mr. Washington.

**	Based on 67,335,082 shares of Class A Common Shares outstanding as of June 30, 2009 as reported in the financial statements of the Issuer’s Form 6-K dated August 6, 2009.

CUSIP No. Y75638109

1.	Name of Reporting Person The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,979,654 shares of Class A Common Shares*
8. Shared Voting Power 0
9. Sole Dispositive Power 6,979,654 shares of Class A Common Shares*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,979,654 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.37%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares beneficially owned by The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”) may also be deemed to be beneficially owned by Dennis R. Washington, the Trustee of the Trust.

**	Based on 67,335,082 shares of Class A Common Shares outstanding as of June 30, 2009 as reported in the financial statements of the Issuer’s Form 6-K dated August 6, 2009.

CUSIP No. Y75638109

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,979,654 shares of Class A Common Shares*
8. Shared Voting Power 0
9. Sole Dispositive Power 6,979,654 shares of Class A Common Shares*
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,979,654 shares of Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.37%**
14.	Type of Reporting Person IN

*	Deep Water Holdings, LLC (“Deep Water”) holds 6,979,654 shares of Class A Common Shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Class A Common Shares held by Deep Water, whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”), may be deemed to be beneficially owned by the Trust and by Dennis R. Washington, as Trustee of the Trust.

**	Based on 67,335,082 shares of Class A Common Shares outstanding as of June 30, 2009 as reported in the financial statements of the Issuer’s Form 6-K dated August 6, 2009.

EXPLANATORY STATEMENT

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to shares of Class A Common Shares, par value $0.01 per share (the “Common Shares”) of Seaspan Corporation, a corporation organized and existing under the Republic of the Marshall Islands (the “Issuer”). Deep Water Holdings, LLC (“Deep Water”), The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”) and Mr. Dennis R. Washington (“Mr. Washington” and collectively with Deep Water and the Trust, the “Reporting Persons”) jointly file this Amendment No. 3 to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009 (the “Schedule 13D”). Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.	Source and Amount of Funds or Other Consideration

Deep Water purchased the Common Shares it owns with its working capital. Deep Water did not purchase any Common Shares with borrowed funds. Deep Water also acquired 64,507 Common Shares pursuant to a dividend reinvestment plan of the Issuer. Other than the reinvestment of such dividend, no consideration was paid by Deep Water to acquire such shares.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Schedule A hereto sets forth certain information with respect to transactions by Deep Water in the Issuer’s Common Shares during the past 60 days. All of the transactions set forth on Schedule A were effected in the New York Stock Exchange trading market, except for the referenced Common Shares that were acquired pursuant to a dividend reinvestment plan of the Issuer.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2009	DEEP WATER HOLDINGS, LLC (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: August 20, 2009	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Attorney in Fact as Trustee

DENNIS R. WASHINGTON (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Attorney in Fact

(1)	This amendment is being filed jointly by Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements, and Mr. Dennis R. Washington pursuant to the Joint Filing Agreement dated February 11, 2009 and included with the signature page to the initial Schedule 13D with respect to Seaspan Corporation filed on February 11, 2009, SEC File No. 005-80932, and incorporated by reference herein.

Schedule A

Purchase Transactions of Common Shares

By Deep Water Holdings, LLC during the last 60 days

Date	Transaction	Number of Shares	Approximate Price per Share
August 11, 2009	BUY	25,406	$6.31

August 12, 2009	BUY	43,053	$6.36

August 13, 2009	BUY	41,500	$6.40

August 14, 2009	BUY	63,100	$6.37

August 17, 2009	BUY	46,000	$6.20